Exhibit T3A-2.2

Memorandum of Continuance
The Companies Act 1981
Pursuant to Section 132C (2)

Digicel International Finance Limited (202302649)

Filing Date	11-Jul-2023 15:43:00

Incorporation details

Original date of incorporation in foreign jurisdiction	07-Dec-2004
Foreign Jurisdiction	Saint Lucia
Latest audited financial statements prepared for a period ending within 12 months	DIFL Standalone Draft Unaudited Balance Sheet 31 March 2023.pdf11-Jul-2023 14:26:44
Authorization by former jurisdiction	Redomiciliation DIFL- Opinion of St Lucia Counsel 20.02.2023 duly signed.PDF 11-Jul-2023 14:26:44
Supporting documents	Digicel International Finance Limited - Memorandum of Continuance.PDF 12-Jul-2023 15:49:50

General details

Type of company	Exempted
Company Name	Digicel International Finance Limited
Entity type	Company Limited By Shares

Objects and provisions

The objects for which the Company is formed and incorporated are unrestricted only	Yes
Provisions regarding the

powers of the Company Shareholdings Currency Authorised share capital Declarations The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them. Submitted By The Company may do all such things as are incidental or conducive to the attainment of its objects and shall have the capacity, rights, powers and privileges of a natural person, and – (i) pursuant to Section 42 of the Act, the Company shall have the power to issue preference shares which are, at the option of the holder, liable to be redeemed; (ii) pursuant to Section 42A of the Act, the Company shall have the power to purchase its own shares; and (iii) pursuant to Section 42B of the Act, the Company shall have the power to acquire its own shares to be held as treasury shares. USD - United States Dollar 10,000,000.00 Yes CONYERS CORPORATE SERVICES (BERMUDA) LIMITED LORRIE FURBERT BERMUDA, CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, PEMBROKE, HM11